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                                           Rule 424(b)(3)
                                           Registration Statement No. 333-36541


                               SUPPLEMENT NO. 2
                             DATED MARCH 20, 1998
                             TO THE PROSPECTUS OF
                            SUN COMMUNITIES, INC.
                           DATED SEPTEMBER 26, 1997

     This Supplement No. 2 is provided for the purpose of supplementing the prospectus of Sun Communities, Inc. (the "Company"), dated September 26, 1997 (the "Prospectus"), regarding the Company's Dividend Reinvestment and Stock Purchase Plan. This Supplement No. 2 modifies and supersedes certain information contained in the Prospectus and Supplement No. 1, dated December 11, 1997. This Supplement No. 2 must be read in conjunction with the Prospectus. Unless otherwise defined, capitalized terms used herein shall have the same meanings accorded such terms in the Prospectus.

              AMENDMENT OF PLAN-SUSPENSION OF OPTIONAL CASH PAYMENT

     The Company has elected, effective December 11, 1997, to suspend the optional cash payment portion of the Plan. Until further notice from the Company (which may be given at any time or not at all at the sole discretion of the Company), OP Unitholders and holders of Common Stock will not be permitted to purchase Common Stock pursuant to the Plan by making optional cash payments. However, OP Unitholders and holders of Common Stock may continue to purchase Common Stock pursuant to the Plan by reinvesting dividends and distributions.


        AMENDMENT OF FORMULA FOR DETERMINATION OF SHARE PURCHASE PRICE

     The Company has elected, effective March 20, 1998, with respect to Common Stock purchased from the Company, to amend the plan to establish a minimum price equal to 95% of the high and low sale price of the Common Stock on the New York Stock Exchange Composite Tape on the applicable distribution payment date. Thus,
Section 10 of the Plan is amended to read in its entirety as follows:

     10. What is the price of shares purchased under the Plan?

          If shares are purchased from the Company, the price of such shares will be 97% of the average of the daily high and low sale prices of Common Stock on the New York Stock Exchange Composite Tape on the twelve trading days prior to the applicable distribution payment date; provided, however, in no event shall the price of such shares be less than 95% of the high and low sale price of the Common Stock on the New York Stock Exchange Composite Tape on the applicable distribution payment date. If there is no trading reported in the Common Stock on the New York Stock Exchange Composite Tape on any of such dates, the purchase price per share shall be determined by the Company on the basis of such market quotations or other means as it shall deem appropriate, provided, however, that under no circumstances will the purchase price per share be less than the present par value of the Common Stock. If shares are purchased on the open market, the price of such shares will be 97% of the average price of all shares purchased for the Plan over the period of days such purchases are made in the open market with the proceeds of the distributions and optional cash payments then being invested. No participant shall have any authority or power to direct the time or price at which Common Stock may be purchased.



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